March 1, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2000.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Form S-1 amended February 11, 2005
	File No. 333-121407


Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing

1. We note that in response to a number of comments, you have stated that you are unable to provide updated or more detailed disclosure at this time. The staff awaits revised disclosure regarding these items.

2. In your response to prior comment 11, you state that the company is still in negotiations with former managing directors to enter into retention agreements. Please advise the staff regarding the percentage of your revenues represented by managing directors who have not yet entered into retention agreements. We may have further comment based upon your response or any revision to your disclosure in response to prior comment 11.

3. Please revise to update your financial statements based on the requirements set forth in Rule 3-12 of Regulation S-X.

Our Core Values; Introductory Note - pages i-ii

4. Please consider moving the information on the inside cover page to the Summary. Information about the offering should appear in the body of the prospectus.

5. To the extent that you continue to retain the information in the
Introductory Note in the Summary or elsewhere in the prospectus, please consider removing the glossary or shortened terms. We are sympathetic to your wish to make the document as easy to understand as possible. To the extent possible, however, shortened terms should be clear from the contexts, and if any of the names of the entities that will participate in the offering or the separation transactions are not clear, they should be fully explained at the point that they are first used.

Summary - page 1

Lazard`s Ownership Structure - page 8

6. Please clarify that while Lazard Ltd.`s shareholders will hold
100% of the "economic rights," the LAZ-MD will receive distributions from Lazard Group which will not necessarily be distributed to Lazard
Ltd or the public shareholders.

Bermuda Law - page 12

7. Please expand the bullet pointed disclosure regarding the differences in shareholder rights between a Bermuda Company and a U.S. Corporation to briefly but more completely describe the differences in shareholder rights noted. For example, shareholders have less opportunity to vote under the Bermuda Companies Act of
1981
than under U.S. corporate law.

The Separation and Recapitalization Transactions
The Recapitalization of LAZ-MD Holdings and Lazard Group - page 47

8. Please address the following with respect to your responses to prior comments 22 and 68 and your revisions on pages 47 and F-30. Please revise to clearly describe each of the events that resulted in additional amounts allocated to historical partner capital. Describe the impact of each of these events on your consolidated financial statements as well as the individual Members` capital accounts for internal capital reporting purposes. To avoid investor confusion, please ensure that you are clear in your discussion, here and throughout your filing, the difference between your revaluation of the business and goodwill/intangibles for internal capital measurement purposes and the impact of these fundamental corporate events on your financial reporting.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statements of Income - pages 66 and 68

9. We note your supplemental response to our prior comment 28.
The
purpose of presenting the historical results of operations adjusted for recognizing additional employee compensation and income tax expenses is to separately show the impact of the change in your capital structure. Please revise to present the weighted average shares outstanding and net income per share data based on your historical results adjusted for the separation transaction and the additional employee compensation and income taxes that would have been reported had you been a corporation (i.e. if all outstanding membership units had been exchanged for common shares).

10. Please supplementally tell us how you intend to present earnings per share data in your comparative financial statements in your `34
Act filings subsequent to the effectiveness of your registration.

11. We note your supplemental response to prior comment 29 and your revisions on pages 66, 67, 68, and 71. Please revise to describe the terms of the additional financing transactions, as available, and clarify when you expect these transactions to be consummated.

12. We note your revisions on pages 69 and 83 in response to our prior comment 30. Please revise to separately quantify your estimate of the impact of the new managing directors` retention agreements and the expiration of contractual agreements requiring payment to managing directors for services performed and founders of LAM. Disclose the expected timing of effectiveness of the new retention agreements.

13. Please revise to describe your plans for the reassessment of staffing needs, the potential impact (i.e. reduction of employees, reallocation of resources), and your estimate of the time-frame for performing the reassessment and implementing any changes.

Management`s Discussion and Analysis of Financial Position and
Results of Operations

Financial Advisory - page 89

14. We note your revisions on pages 89 - 91 in response to our prior comment 33. Please revise to describe any trends in gross profit margin (gross revenues less direct transaction-related expenses) for your different types of financial advisory services during the periods presented.

Capital Markets and Other - page 96

15. We note the revisions that you made on page 96 in response to our prior comment 36. Your statement at the bottom of page 96 that "the activities described as part of this segment will remain in this segment subsequent to the separation" may suggest that you will continue to report results from these operations subsequent to the separation transaction. Please revise to clearly explain which activities will be disposed of as part of the separation transaction and which activities, if any, you will continue to perform subsequent to the separation transaction.

Critical Accounting Policies and Estimates - page 103

16. We note that you present the consolidation of VIEs as a critical accounting policy in response to our prior comment 42. Please revise to address the following:

* Describe the qualitative and quantitative analyses that you perform to determine if an entity has sufficient equity at risk.

* Describe the type(s) of models used to estimated the expected losses and expected residual returns.

* Discuss the types of events that would cause you to reconsider your initial assessment of whether you are the primary beneficiary of a VIE.

Material Federal Income Tax Consequences - page 167

17. Remove the word "should" from the last full paragraph on page
168
and clarify whether Counsel or Management believes that changes in U.S. taxation will or will not apply to Lazard and its subsidiaries.

18. Please revise to reflect the opinions on the material tax consequences of the transaction requested below.

Lazard LLC Consolidated Financial Statements

Note 2 - Significant Accounting Policies
Revenue Recognition - page F-12

19. We note your supplemental response to prior comment 56.
Please
revise to briefly describe how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.

20. We note your supplemental response and revisions in response to our prior comment 58. Please revise to quantify your estimate of contingent gains from merchant banking incentive fees that have yet to be recognized because the underlying investments have not been liquidated as of December 31, 2003. Refer to paragraph 17(b) of SFAS
5 with respect to the care to be exercised in making this disclosure.

Note 6 - Formation of LAM - page F-20

21. We note your supplemental responses to prior comment 62 and 63 and your revisions on page F-20. Please supplementally explain how you determined that the LAM equity interests granted to employees were within the scope of FIN 38. Specifically discuss how you determined that these equity interests met the definition of "junior stock."

Note - 11 - Commitments and Contingencies - page F-28

22. We note your supplemental response to prior comment 66 and the associated revisions. Due to the potential material impact on future operating results, please revise your discussion on pages F-29 and F-
48 to describe any significant judicial, regulatory or arbitration proceedings and provide an estimate of the possible loss or range of loss. If such an estimate cannot be made, revise to explain why. In addition, state whether you have recorded an accrual for such estimated losses. Refer to paragraphs 9 and 10 of SFAS 5.

Note 18 - Subsequent Events - Initial Public Offering - page F-38

23. We note your supplemental response to our prior comment 74.
Please supplementally tell us how you determine that both criteria in paragraph 42 of SFAS 144 will be met after the separation

Exhibits

Exhibit 5.1 - Legal Opinion of Conyers Dill and Pearman

24. Please provide an opinion that addresses the material tax consequences of owning stock in Lazard under Bermuda Law and any interpretations of Bermuda Law that U.S. Tax Counsel must rely upon to deliver their opinion. An opinion that the disclosure is materially accurate is not sufficient. Please refer to Item 601(b)(8)

25. Please delete assumption (f) which assumes the opinion. You can assume that the shares will be sold as described in the registration statement.

26. Please delete the parenthetical phrase after non-assessable;
it
is inappropriate.




Exhibit 8.1 - Opinion of Wachtell Lipton
27. The opinion of counsel provided in this exhibit opines as to the accuracy of the disclosure in the Material Federal Income Tax Consequences section. However, Item 601(b)(8) requires an opinion regarding the material federal income tax consequences. Please provide an opinion that opines as to the material federal income tax consequences of owning Lazard common stock.


*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.


						Sincerely,



						Mark Webb,
						Branch Chief


cc:	Via Facsimile: (212) 403-2000
Craig M. Wasserman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

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Lazard LTD
Scott Hoffman, General Counsel, V.P.
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